FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               Dated July 27, 2004


                           REGISTRATION NO. 333-102931

                                PENN BIOTECH INC.

  16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082
                             -----------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X               Form 40-F
                                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate  by  check  mark  whether  the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes                         No            X
                                 ---                           ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________



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ITEM  6.   RESIGNATION  OF  REGISTRANT'S  DIRECTOR

 On July 20, 2004, Craig Auringer resigned from the Board of Directors of Penn Biotech Inc. (the "Company"). David C. Hayes was appointed by the Board of Directors of the Company to fill the vacancy created by the resignation of Mr. Auringer.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                              PENN  BIOTECH  INC.


Date:     July  27,  2004     By:     /s/  Jai  Woo  Lee
                                      ----------------------
                              Name:   Jai  Woo  Lee
                              Title:  President









                                  END OF FILING

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